UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549



____________________________________________________________________________

Application of UNITIL Corporation      )
                                       )       CERTIFICATE PURSUANT TO
and its Subsidiaries on Form U-1       )       RULE 24 UNDER THE PUBLIC
                                       )       UTILITY HOLDING COMPANY ACT
(File No. 70-8623)                     )       of 1935

____________________________________________________________________________


	Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, UNITIL Corporation ("UNITIL"), on behalf of itself and its subsidiaries, Concord Electric Company, Exeter & Hampton Electric Company, Fitchburg Gas and Electric Light Company, UNITIL Power Corp., UNITIL Realty Corp., UNITIL Resources Inc. and UNITIL Service Corp., hereby files the attached quarterly report as required by the Securities and Exchange Commission's order approving short-term borrowings by UNITIL and its subsidiaries and approving the UNITIL System money pool (HCAR. No. 25773; File No. 70-8066; March 29, 1993; File No. 70-8623; July 11, 1995).



Exhibit

Exhibit A -	Quarterly Report of UNITIL Corporation and Its Subsidiaries
by Short-term Borrowings and Money Pool Transactions for the first quarter of 1997.













                                   SIGNATURE






	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.




                                                  UNITIL CORPORATION




                                   By:             /s/ Gail A. Siart
                                                    Gail A. Siart
                                                 Treasurer and Secretary


Dated:  April 25, 1997




















                                                                  EXHIBIT  A

                            QUARTERLY REPORT BY
                 UNITIL CORPORATION AND ITS SUBSIDIARIES
                          OF SHORT-TERM BORROWINGS
                        AND MONEY POOL TRANSACTIONS
                       FOR THE FIRST QUARTER OF 1997







                                    Concord     Exeter & Hampton    Fitchburg
                      UNITIL        Electric        Electric    Gas & Electric
                    Corporation     Company          Company     Light Company

(a)
Maximum Principal Amount
of Short-term Borrowings
Outstanding During the
First Quarter:
     Money Pool             N/A     $4,955,579      $3,978,264      $8,700,169
     Banks          $21,950,000        None            None             None

(b)
Average Interest Rate for
the Money Pool Borrowings
During the First Quart      N/A        5.913%          5.952%          5.680%

(c)
Maximum Amount Outstanding
By Company for Each Source
of Outside Borrowings
During the First Quarter:

  Bank of Boston     $8,950,000        None             None            None
  Fleet Bank - NH    $8,000,000        None             None            None
  State Street Bank  $2,000,000        None             None            None
  Citizens Bank      $3,000,000        None             None            None

* Excludes Bank Service and Commitment Fees




                                                                    EXHIBIT A

                                QUARTERLY REPORT BY
                      UNITIL CORPORATION AND ITS SUBSIDIARIES
                             OF SHORT-TERM BORROWINGS
                            AND MONEY POOL TRANSACTIONS
                           FOR THE FIRST QUARTER OF 1997





                        UNITIL         UNITIL         UNITIL          UNITIL
                        Power          Realty         Service        Resources
                        Corp.           Corp.          Corp.            Inc.

(a)
Maximum Principal Amount
of Short-term Borrowings
Outstanding During the
First Quarter:
     Money Pool       $6,285,941      $8,395,867      $954,986        $105,266
     Banks                None            None          None             None

(b)
Average Interest Rate for
the Money Pool Borrowings
During the First Quarter* 5.056%         5.658%         5.664%          5.612%

(c)
Maximum Amount Outstanding
By Company for Each Source
of Outside Borrowings
During the First Quarter:
     Bank of Boston        None           None            None           None
     Fleet Bank - NH       None           None            None           None
     State Street Bank     None           None            None           None
     Citizens Bank         None           None            None           None

* Excludes Bank Service and Commitment Fees